UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 1)*

1st SOURCE CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

336901103
CUSIP Number)

John Griffith, General Counsel
1st Source Bank
100 North Michigan Street
South Bend, IN  46601
574-235-2494
(Name, Address and Telephone Number of Person
Authorized to receive Notices and Communications)

November 28, 2017
(Date of Event which Requires Filing of this Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Division Trusts resulting from the Irrevocable Trust created by Ella L. Morris dated April 28, 1932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	2,803,156
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	2,803,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,803,156
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		10.8%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Carmen C. Murphy Trust & Oliver C. Carmichael III Trust U/A dated 3/22/1957
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	289,267
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	289,267
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		289,267
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Carmen C. Murphy Trust & Oliver C. Carmichael III Trust U/A dtd 10/20/1959
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	646,688
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	646,688
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		646,688
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		2.5%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Division Trusts resulting from the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2877 dated August 6, 1960
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	294,510
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	294,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		294,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Division Trusts resulting from the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2879 dated August 6, 1960
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	459,860
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	459,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		459,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.7%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Irrevocable Living Trust Created for Oliver C. Carmichael III by Ernestine M. Carmichael dated October 27, 1964
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	5,269
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	5,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,269
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Irrevocable Living Trust Created for Carmen C. Murphy by Ernestine M. Carmichael dated October 27, 1964
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	17,246
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	17,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		17,246
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Irrevocable Charitable Living Trust Created by Ella L. Morris Designated as Trust No. 213653 dtd December 24, 1964
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	3,196
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	3,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,196
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1

NAME OF REPORTING PERSON

1st Source Bank, as trustee of Division Trusts resulting from the Irrevocable Charitable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3673 dated January 22, 1965

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	12,456
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	12,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Division Trusts resulting from the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3753 dated August 20, 1965
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	456,764
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	456,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		456,764
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.8%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Trust No. 11 & Trust No. 12 held under the Revocable Living Trust Created by Ella L. Morris dated October 12, 1965
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	84,772
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	84,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		84,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the Trusts for Oliver C. Carmichael III, Stanley C. Carmichael, Carmen C. Murphy & Ernestine C. Nickle U/A dated 7/2/1971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	231,323
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	231,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		231,323
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 1%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 336901103

1	NAME OF REPORTING PERSON 1st Source Bank, as trustee of the trusts identified as reporting in this Schedule 13D
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	5,304,507
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	5,304,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,304,507
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		20.5%
14	TYPE OF REPORTING PERSON (see instructions)		OO

Schedule 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D (“Schedule 13D”) filed by the Family Trusts (as defined therein) dated  September 20, 2012, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D.
Item 1.  Security and Issuer.
This Amendment No. 1 to Schedule 13D relates to common stock, without par value (the "Shares"), of 1st Source Corporation, an Indiana corporation (the "Issuer" or the “Company”).  The address of the principal executive offices of the Issuer are located at 100 North Michigan Street, South Bend, Indiana 46601.
Item 2.  Identity and Background.
This statement is filed by 1st Source Bank, as trustee of the trusts set forth below  (collectively, the “Reporting Persons”).  These trusts are referred to herein as the “Family Trusts”.  The business address of each Reporting Person is 100 North Michigan Street, South Bend, Indiana 46601.  1st Source Bank is a subsidiary of the Issuer.
Family Trusts
Division Trusts resulting from the Irrevocable Trust created by Ella L. Morris dated April 28, 1932;
Carmen C. Murphy Trust & Oliver C. Carmichael III Trust, U/A dated 3/22/1957;
Carmen C. Murphy Trust & Oliver C. Carmichael III Trust U/A dated 10/20/1959;
Division Trusts resulting from the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2877 dated August 6, 1960;
Division Trusts resulting from the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2879 dated August 6, 1960;
Irrevocable Living Trust Created for Oliver C. Carmichael III by Ernestine M. Carmichael dated October 27, 1964;
Irrevocable Living Trust Created for Carmen C. Murphy by Ernestine M. Carmichael dated October 27, 1964;
Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 21-3653 dated December 24, 1964;
Division Trusts resulting from the Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 21-3673 dated January 22, 1965;
Division Trusts resulting from the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3753 dated August 20, 1965;
Trust No. 11 & Trust No. 12 held under the Revocable Living Trust Created By Ella L. Morris dated October 12, 1965; and
Trusts for Oliver C. Carmichael III, Stanley C. Carmichael, Carmen C. Murphy & Ernestine C. Nickle U/A dated 7/2/1971.

Item 3.  Source and Amount of Funds or Other Consideration.
Not Applicable
Item 4.  Purpose of Transaction.
Item 4 is amended by adding the following supplemental information:
1st Source Bank, as the trustee of the Family Trusts, in 2012 had petitioned the St. Joseph County, Indiana, Probate Court requesting, among other things, approval of division of certain of the Family Trusts into four separate family trust lines. The Court approved modifications in 2015 as a result of which the Bank as Trustee holds voting power and shared power of disposition over shares in the affected Family Trusts. The respective trusts allow a designated family representative of a respective family line of trust beneficiaries, as applicable, to direct the trustee to (or appoint a special trustee to) diversify the 1st Source Corporation common stock holdings in the Family Trusts. The family designated representatives may also (i) direct the trustee to engage an independent proxy service to provide voting recommendations to the trustee, in which case the trustee has agreed to vote the 1st Source Corporation common stock held by the applicable trusts in accordance with the recommendations of such independent proxy service, unless to do so would be contrary to applicable Securities and Exchange Commission (“SEC”) legal and regulatory guidelines and requirements or violate the trustee’s fiduciary obligations, or, (ii) appoint a special trustee, which special trustee would have the power to vote the 1st Source Corporation common stock held by the applicable Family Trusts.  The Family Trusts subject to direction by beneficiary representatives have directed the Trustee to effect incremental sales of 1st Source shares held in the trusts from time to time.
Item 5.  Interest in Securities of the Issuer.
Parts (a) and (b) of Item 5 are restated as follows:
(a)-(b) 1st Source Bank, as trustee of each Family Trust, is stockholder of record of the shares of common stock of the Company listed on the cover pages for the Family Trusts.   A total of 5,304,507 shares of common stock of the Company are held in the aggregate by the Family Trusts, representing 20.5% of the outstanding Shares (based upon 25,936,130 outstanding shares of the issuer as of September 30, 2017, as reported in the issuer's investor presentation filed with the issuer's Form 8-K filed October 31, 2017).  The Family Trusts may be deemed to be a “group” as such term is defined under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1).  The family designated representatives holding shared dispositive power with respect to the shares in the Family Trusts allocated to such representative’s respective family lines are shown in the table below.  Each of such persons is a U.S. citizen.

Ernestine C. Nickle	560 Sea Oak Drive Vero Beach, FL 32963
Stanley C. Carmichael	1510 71st Street Fennville, MI 49408
Oliver C. Carmichael III	3212 W End Avenue – Suite 500 Nashville, TN 37203
Carmen C. Murphy	1237 East Jefferson Blvd South Bend, IN 46617

(c) The following table sets forth the transactions completed by the Reporting Persons in the last 60 days.

Date	Type of Transaction	Shares	Price/Share
11/28/17	Sale by broker	10,000(1)	$51.0497
11/29/17	Sale by broker	20,000(1)	$52.3161
(1) Shares sold on behalf of a Division Trust resulting from the Irrevocable Trust created by Ella L. Morris dated April 28, 1932.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended by adding the following supplemental information.
The description concerning the Court-approved modification of certain Family Trusts set forth in Item 4, above, as amended, is incorporated herein.
Item 7.  Materials to be filed as Exhibits.
Not amended.
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  February 13, 2018

1st  SOURCE BANK, AS TRUSTEE OF:
The Division Trusts resulting from that certain irrevocable trust indenture between Ella Louise Morris, as grantor, and Ernest M. Morris, as trustee, dated April 28, 1932
The Carmen C. Murphy Trust and the Oliver C. Carmichael III Trust, held under that certain irrevocable trust agreement between Ella L. Morris, as grantor, and First Bank and Trust Company of South Bend, as trustee, dated March 22, 1957
The Carmen C. Murphy Trust and the Oliver C. Carmichael III Trust, held under that certain irrevocable trust agreement between Ella L. Morris, as grantor, and First Bank and Trust Company of South Bend, as trustee, dated October 20, 1959
The Division Trusts resulting from that certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2877, dated August 6, 1960
The Division Trusts resulting from that certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. P-2879, dated August 6, 1960
That certain trust known as the Irrevocable Living Trust Created for Oliver C. Carmichael III by Ernestine Raclin (f/k/a/ Ernestine M. Carmichael), dated October 27, 1964

That certain trust known as the Irrevocable Living Trust Created for Carmen C. Murphy by Ernestine Raclin (f/k/a/ Ernestine M. Carmichael), dated October 27, 1964
That certain trust known as the Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 213653, dated December 24, 1964
The Division Trusts resulting that certain trust known as the Irrevocable Charitable Living Trust Created By Ella L. Morris Designated as Trust No. 21-3673, dated January 22, 1965
The Division Trusts resulting that certain trust known as the Irrevocable Living Trust Created by Ella L. Morris Designated as Trust No. 21-3753, dated August 20, 1965
Trust No. 11 For The Primary Benefit Of Ernestine Raclin and Carmen C. Murphy and Trust No. 12 Providing For A Charitable Annuity And Otherwise For The Primary Benefit Of Ernestine Raclin And Carmen C. Murphy held under that certain trust known as the Revocable Living Trust Created By Ella L. Morris, dated the 12 day of October, 1965
The Charitable Annuity Trust for Oliver C. Carmichael III, the Charitable Annuity Trust for Stanley Clark Carmichael, the Charitable Annuity Trust for Carmen C. Murphy, and the Charitable Annuity Trust for Ernestine C. Nickle held under that certain trust known as the Oliver C. Carmichael, Jr. Revocable Trust, dated July 2, 1971

By:	/s/ Renee Hayes
Name: Renee Hayes
Its: Vice President/Trust Compliance Officer